STATEMENT OF INVESTMENTS
Dreyfus Premier Enterprise Fund
June 30, 2008 (Unaudited)

Common Stocks--99.7%	Shares	Value ($)
Consumer Discretionary--16.7%		
Aaron Rents	75,600 a	1,688,148
American Public Education	67,500 b	2,635,200
BJ's Restaurants	67,900 b	660,667
Cache	108,830 b	1,164,481
California Pizza Kitchen	111,400 a,b	1,246,566
Casual Male Retail Group	211,500 a,b	645,075
Cherokee	20,200 a	407,030
FGX International Holdings	59,800 b	480,792
G-III Apparel Group	105,137 b	1,297,391
K12	73,225 a,b	1,569,212
Red Lion Hotels	153,000 b	1,219,410
Systemax	32,400 a	571,860
True Religion Apparel	62,900 a,b	1,676,285
Wet Seal, Cl. A	319,900 a,b	1,525,923
		16,788,040
Consumer Staples--2.2%		
Peet's Coffee & Tea	35,000 a,b	693,700
Smart Balance	158,100 a,b	1,139,901
Susser Holdings	36,850 a,b	356,708
		2,190,309
Energy--11.5%		
Arena Resources	53,300 b	2,815,306
ENGlobal	23,078 a,b	328,631
Gasco Energy	134,100 a,b	556,515
Grey Wolf	74,600 a,b	673,638
OYO Geospace	13,100 a,b	772,114
Rex Energy	50,000 b	1,320,000
T-3 Energy Services	39,330 a,b	3,125,555
Tetra Technologies	46,600 a,b	1,104,886
TXCO Resources	72,800 a,b	856,128
		11,552,773
Exchange Traded Funds--6.7%		
iShares Nasdaq Biotechnology Index Fund	33,400 a	2,566,456
PowerShares Dynamic Biotechnology & Genome Portfolio	150,600 a	2,588,814
Powershares QQQ	34,200 a,b	1,544,814
		6,700,084
Financial--1.8%		
Cardtronics	58,420 a,b	518,185
Hallmark Financial Services	58,500 b	565,695
Marlin Business Services	64,500 a,b	446,985
Thomas Weisel Partners Group	47,000 a,b	257,090
		1,787,955
Health Care--18.0%		
Air Methods	67,200 a,b	1,680,000
CONMED	56,100 b	1,489,455
Ensign Group	83,600	961,400
Five Star Quality Care	332,100 a,b	1,570,833
Hansen Medical	57,500 a,b	961,400
I-Flow	85,775 a,b	870,616
InfuSystems Holdings	728,100 a,b	2,198,862
Matrixx Initiatives	201,258 b	3,352,958

Metabolix	76,000	a,b		744,800
Omnicell	99,700	a,b		1,314,046
Penwest Pharmaceuticals	340,800	a,b		920,160
Spectranetics	162,600	a,b		1,603,236
Volcano	15,000	b		183,000
Xtent	98,249	a,b		246,605
				18,097,371

Industrials--18.4%

Angelica	73,170		1,556,326
AZZ	21,800 b		869,820
Comfort Systems USA	118,600 a		1,593,984
Dynamex	58,100 b		1,557,661
Flow International	96,100 b		749,580
Geo Group	81,204 b		1,827,090
Graham	8,000		592,880
Hub Group, Cl. A	34,000 b		1,160,420
Jinpan International	16,300		603,100
Layne Christensen	16,100 b		705,019
LMI Aerospace	87,500 b		1,537,375
Multi-Color	25,200		528,948
Northwest Pipe	17,198 b		959,648
PeopleSupport	120,569 a,b		1,024,837
Powell Industries	24,800 b		1,250,168
Schawk	85,000 a		1,019,150
Tennant	31,600 a		950,212
			18,486,218

Information Technology--20.3%

Brocade Communications Systems	143,100 b		1,179,144
Constant Contact	53,000 a,b		999,050
Digi International	195,500 b		1,534,675
Internet Brands, Cl. A	160,700 a,b		1,065,441
Liquidity Services	155,325 a,b		1,790,897
Micrel	140,400 a		1,284,660
Microtune	114,000 a,b		394,440
Mind CTI	494,200		513,968
Ness Technologies	84,800 b		858,176
NetScout Systems	139,500 b		1,489,860
NeuStar, Cl. A	53,700 a,b		1,157,772
Perficient	174,200 a,b		1,682,772
Radiant Systems	62,250 b		667,943
Rudolph Technologies	106,150 a,b		817,355
Semtech	82,500 a,b		1,160,775
Techwell	91,200 b		1,123,584
Ultratech	34,400 b		533,888
Website Pros	278,900 b		2,323,237
			20,577,637

Materials--4.1%

Balchem	79,600		1,841,148
Horsehead Holding	94,350 b		1,147,296
Seabridge Gold	54,000 a,b		1,188,000
			4,176,444

Total Common Stocks
    (cost $115,241,838)   **100,356,831**

Other Investment--1.0%

Registered Investment Company;

Dreyfus Institutional Preferred			
Plus Money Market Fund			
(cost $1,048,000)	1,048,000 b		**1,048,000**

Investment of Cash Collateral for

Securities Loaned--34.0%

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $34,234,181)	34,234,181 c	**34,234,181**
Total Investments (cost $150,524,019)	**134.7%**	**135,639,012**
Liabilities, Less Cash and Receivables	**(34.7%)**	**(34,961,629)**
Net Assets	**100.0%**	**100,677,383**

a   All or a portion of these securities are on loan. At June 30, 2008, the total market value of the fund's securities on loan is $30,926,765 and the total market value of the collateral held by the fund is $34,234,181.

b   Non-income producing security.

c   Investment in affiliated money market mutual fund.

At June 30, 2008, the aggregate cost of investment securities for income tax purposes was $150,524,019.
Net unrealized depreciation on investments was $14,885,007 of which $9,680,551 related to appreciated investment securities and $24,565,558 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier Natural Resources Fund
June 30, 2008 (Unaudited)

Common Stocks--98.3%	Shares	Value ($)
Chemicals--4.0%		
Agrium	7,000	752,780
Celanese, Ser. A	12,590	574,859
Monsanto	4,710	595,532
Potash of Saskatchewan	3,400	777,138
Praxair	2,800	263,872
		2,964,181
Coal & Consumable Fuels--3.0%		
Alpha Natural Resources	7,050 a	735,244
Consol Energy	5,000	561,850
Peabody Energy	10,340	910,437
		2,207,531
Diversified Metals & Mining--2.0%		
BHP Billiton, ADR	9,600 b	817,824
Freeport-McMoRan Copper & Gold	5,500	644,545
		1,462,369
Food - Dairy Products--.7%		
Smithfield Foods	24,300 a	**483,084**
Gold--1.7%		
Agnico-Eagle Mines	10,100	751,137
Kinross Gold	21,260	501,949
		1,253,086
Industrials--3.2%		
Gamesa Corp Tecnologica	11,280	554,463
McDermott International	14,800 a	915,972
Vestas Wind Systems	6,600 a	863,911
		2,334,346
Integrated Oil & Gas--9.9%		
BG Group	42,700	1,111,620
Canadian Natural Resources	6,300	631,575
Chevron	6,820	676,067
Hess	5,710	720,545
Marathon Oil	18,460	957,520
Occidental Petroleum	14,440	1,297,578
Petroleo Brasileiro, ADR	14,100	998,703
Suncor Energy	14,880	864,826
		7,258,434
Oil & Gas Drilling & Equipment--7.8%		
Helmerich & Payne	21,150	1,523,223
Hercules Offshore	20,700 a,b	787,014
Nabors Industries	17,700 a,b	871,371
Noble	8,640	561,254
Pride International	17,100 a	808,659
Transocean	7,824 a	1,192,299
		5,743,820
Oil & Gas Equipment & Services--16.4%		
Cameron International	16,120 a	892,242
Compagnie Generale de Geophysique-Veritas, ADR	12,950 a,b	611,369
Complete Production Services	37,130 a	1,352,275
Dawson Geophysical	8,370 a	497,680
Exterran Holdings	5,400 a	386,046
Halliburton	35,170	1,866,472
Hornbeck Offshore Services	18,640 a,b	1,053,346

Mitcham Industries	37,120 a	634,010
National Oilwell Varco	13,280 a	1,178,202
Oceaneering International	6,500 a	500,825
Schlumberger	9,990	1,073,226
Smith International	6,000	498,840
Weatherford International	29,360 a	1,455,962
		12,000,495
Oil & Gas Exploration & Production--37.5%		
Anadarko Petroleum	13,420	1,004,353
Apache	10,450	1,452,550
Arena Resources	18,350 a	969,247
Cabot Oil & Gas	11,000	745,030
Carrizo Oil & Gas	11,900 a	810,271
Chesapeake Energy	22,330	1,472,887
Concho Resources	48,030 a	1,791,519
Continental Resources	25,230 a,b	1,748,944
Crescent Point Energy Trust	10,280	407,087
Denbury Resources	25,000 a	912,500
Devon Energy	10,990	1,320,558
EOG Resources	4,990	654,688
EXCO Resources	26,700 a,b	985,497
Forest Oil	12,200 a	908,900
Goodrich Petroleum	8,700 a,b	721,404
Newfield Exploration	15,810 a	1,031,603
Noble Energy	7,400	744,144
PetroHawk Energy	6,800 a	314,908
Pioneer Natural Resources	8,400	657,552
Plains Exploration & Production	14,500 a	1,058,065
Range Resources	17,760	1,163,990
SandRidge Energy	27,790 a	1,794,678
Southwestern Energy	35,360 a	1,683,490
Talisman Energy	13,480	298,312
Ultra Petroleum	13,800 a	1,355,160
XTO Energy	20,855	1,428,776
		27,436,113
Oil & Gas Refining & Marketing--1.4%		
Frontier Oil	17,800	425,598
Holly	7,130	263,240
Valero Energy	8,130	334,793
		1,023,631
Oil & Gas Storage & Transportation--2.2%		
Williams	39,250	**1,582,168**
Steel--2.0%		
Tenaris, ADR	12,800	953,600
United States Steel	2,900	535,862
		1,489,462
Utilities--6.5%		
Entergy	4,100	493,968
Equitable Resources	9,500	656,070
FPL Group	8,440	553,495
MDU Resources Group	9,070	316,180
PPL	11,350	593,265
Public Service Enterprise Group	10,870	499,259
Questar	16,740	1,189,210
Sempra Energy	8,240	465,148
		4,766,595
Total Common Stocks		
(cost $49,976,635)		**72,005,315**

Other Investment--2.4%

Registered Investment Company;
Dreyfus Institutional Preferred
    Plus Money Market Fund
    (cost $1,772,000)

	1,772,000 c	**1,772,000**

Investment of Cash Collateral for
Securities Loaned--7.9%

Registered Investment Company;
Dreyfus Institutional Cash
    Advantage Plus Fund
    (cost $5,795,395)

	5,795,395 c	**5,795,395**
Total Investments (cost $57,544,030)	**108.6%**	**79,572,710**
Liabilities, Less Cash and Receivables	**(8.6%)**	**(6,308,732)**
Net Assets	**100.0%**	**73,263,978**

ADR - American Depository Receipts

a   Non-income producing security.

b   All or a portion of these securities are on loan. At June 30, 2008, the total market value of the fund's securities on loan is
    $5,760,898 and the total market value of the collateral held by the fund is $5,795,395.

c   Investment in affiliated money market mutual fund.

At June 30, 2008, the aggregate cost of investment securities for income tax purposes was $57,544,030.
Net unrealized appreciation on investments was $22,028,680 of which $22,772,092 related to appreciated investment securities
and $743,412 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.